Exhibit 12
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Nine months
ended
September 30,
2012
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$10,450
Plus:
Interest and other financial charges included in expense(b)	9,548
One-third of rental expense(c)	387
Adjusted “earnings”	$20,385

Fixed charges:
Interest and other financial charges included in expense(b)	$9,548
Interest capitalized	21
One-third of rental expense(c)	387
Total fixed charges	$9,956

Ratio of earnings to fixed charges	2.05

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(1)